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RECD S.E.C.
FEB - 8 2005
1086

3 February 2005

**File No. 082-34770**

**VIA MESSENGER**

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America




05005853

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara reduces ammonia production in first quarter* dated February 3, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

2/17

Enclosure

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL




RECD S.E.C.
FEB - 8 2005
1086

## Yara reduces ammonia production in first quarter

**Oslo (2005-02-03): Yara has decided to keep the Porsgrunn ammonia plant down after a recent maintenance turnaround. The timing of the plant restart will depend on market conditions. Additional planned maintenance turnarounds will be taken in Trinidad (Tringen II) and at the Le Havre plant in France during February and March resulting in total production cuts of approximately 150,000 tonnes of ammonia during first quarter 2005. The production cuts amount to approximately 10% of Yara's ammonia capacity.**

**Contact**

**Egil Hogna, Investor Relations**

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

**Arne Cartridge, Media Relations**
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

*Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen- based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.*